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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC File Number: 000-23842
                                                      Cusip Number: N/A

             (CHECK ONE): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2006

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

                       ATEL CASH DISTRIBUTION FUND V, L.P.
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

     600 California Street, 6th Floor, San Francisco, California 94108-2733
      (Address of Principal Executive Office, Street and Number) (Zip Code)

                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ ]


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant cannot file the Annual Report on Form 10-K for the period ended December 31, 2006 within the prescribed time period because the Company does not have all information necessary to complete the required financial reports by April 2, 2007. The Company will file the Annual Report on Form 10-K for the period ended December 31, 2006 with completed financial statements as soon as practicable.

                           PART IV. OTHER INFORMATION

 (1) The name and telephone number of the person to contact in regard to this notification is Mr. Samuel Schussler at (415) 989-8800.

 (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

         /  / Yes                 / X / No

         Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, and Annual Report on Form 10-K for the year ended December 31, 2005.

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         /  / Yes                 / X / No

         The Registrant, ATEL Cash Distribution Fund V, L.P., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   April 2, 2007
                                      ATEL Cash Distribution Fund V, L.P.
                                      By ATEL Financial Services, LLC,
                                      General Partner of Registrant


                                      /s/ SAMUEL SCHUSSLER
                                      ---------------------------------
                                      Samuel Schussler, Chief Accounting Officer